[dj Orthopedics, Inc. Letterhead]

June 1, 2005

VIA EDGAR

Brian R. Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:                               dj Orthopedics, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for 2004
File No. 1-16757

Dear Mr. Cascio:

I am in receipt of your letter dated May 12, 2005 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2004.  I am responding to your comments on behalf of dj Orthopedics, Inc. (“dj Ortho”) as set forth below.  Simultaneously with the filing of this letter, dj Ortho is submitting (by EDGAR) Amendment No. 1 (the “Amendment”) to Form 10-K, which incorporates the response to your comments (as applicable).

dj Ortho’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter.  For ease of reference, I have set forth your comments and dj Ortho’s responses below.

Form 10-K for fiscal 12/31/04

Report of Independent Registered Public Accounting Firm – Page 50

1.              We see your audit report does not comply with paragraph 3 of PCAOB Auditing Standard No. 1.  Please revise the audit report to comply with this requirement.

dj Ortho Response:  The Amendment incorporates a revised Report of Independent Registered Public Accounting Firm in accordance with the Staff’s comment.  Please refer to page 50 of the Amendment.

Note 3.  Acquisitions – Page 62

2.               Supplementally and in future filings provide more details of the specific identifiable intangible assets acquired, including the nature of the existing and patented technology, customer relationships, customer contract, etc.  In addition, provide details of how these assets were initially valued and how you review these assets periodically for possible impairment.  Details should also be provided of the factors that contributed to a purchase price that resulted in the recognition of a significant amount of goodwill.  Refer to paragraph 51b. of SFAS 141.

dj Ortho Response:  The fair values of the assets acquired and the liabilities assumed in connection with dj Ortho’s Regeneration acquisition were estimated in accordance with SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. dj Ortho used an independent valuation firm to assist management in estimating these fair values.

The final purchase price allocation included values assigned to certain specific identifiable intangible assets aggregating $44.8 million. A value of $27.8 million was assigned to existing technology, determined primarily by estimating the future discounted cash flows to be derived from the Regeneration technologies and products that existed at the date of the acquisition. A value of $10.1 million was assigned to patented technology, determined primarily by estimating the present value of future royalty or license costs that will be avoided due to dj Ortho’s ownership of the proprietary technologies acquired. A value of $5.2 million was assigned to customer relationships based on an estimate of the present value of future costs that would have been incurred to establish similar relationships with Regeneration customers comparable in type and number to those customers that existed at the date of acquisition. A value of $0.8 million was assigned to one significant long-term customer contract of the Regeneration business based upon an estimate of the future discounted cash flows that would be derived from that contract. A value of $0.7 million was assigned to a distribution agreement in place for the Regeneration business, pursuant to which certain independent sales representatives had been trained to sell certain of the acquired Regeneration products. The value assigned to this contract was determined based upon an estimate of the present value of costs that dj Ortho would have incurred to recruit and train a comparable sales force had the distribution agreement not been in place. A value of $0.2 million was assigned to the order backlog of the Regeneration business as of the date of the acquisition, based on an estimate of the present value of the cost that would be required to recreate a similar order backlog. A value of $38.5 million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

dj Ortho acquired the Regeneration business to enter the Regeneration segment of the non-operative orthopedic and spine markets, expanding the addressable markets served by dj Ortho. The Regeneration markets are estimated to grow faster than the rehabilitation markets in which dj Ortho competes and the Regeneration products generate gross margins and operating margins that are higher than dj Ortho’s rehabilitation products. These are among the factors that contributed to a purchase price for the Regeneration acquisition that resulted in the recognition of a significant amount of goodwill.

At December 31, 2004, the identifiable intangible assets associated with the Regeneration acquisition and dj Ortho’s other intangible assets, were evaluated for impairment as required by SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.  Upon initially recording the intangible assets that were acquired in connection with the Regeneration acquisition, dj Ortho used an independent valuation firm to assist in determining the appropriate values for these assets.  Subsequently, in its periodic evaluations of these assets for possible impairment, dj Ortho has used the same methodology with updated assumptions.  dj Ortho primarily uses a methodology based upon the undiscounted cash flows expected to result from the use of the assets to evaluate these other intangible assets for possible impairment.

*     *     *     *

With respect to the Amendment, dj Ortho hereby acknowledges that:

1.                                       dj Ortho is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       dj Ortho may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (760) 734-3115 or Adam K. Simpson of Latham & Watkins LLP at (858) 523-5413.

Very truly yours,

/s/ Vickie L. Capps
Vickie L. Capps
Chief Financial Officer

cc:	Adam K. Simpson, Latham & Watkins LLP
Donald Williams, Ernst & Young LLP